SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

GRUPO ELEKTRA ANNOUNCES TOTAL REVENUE
GROWTH OF 9%, TO RECORD OF Ps.8,576 MILLION

–Net Income Rises 120% to Ps.798 Million–

–Banco Azteca’s Deposits Grow 46% to Ps.33,957 Million,
and Gross Credit Portfolio* Increases 29%, to Ps.17,321 Million–

     Mexico City, July 26, 2006–Grupo Elektra S.A. de C.V. (BMV: ELEKTRA*; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the second quarter of 2006.

     “Superior products and services, together with a positive economic environment, translated in revenue, gross margin and consolidated net income growth for the quarter, to outstanding levels,” commented Javier Sarro Cortina, Chief Executive Officer of Grupo Elektra. “We focus on continuously meeting our customer’s needs, through top quality goods and services, which allow us to consolidate our solid leadership and lays the foundation for sustained growth in Mexico and Latin America.”

“Our attractive savings and investment options produced substantial growth on deposits and increased the demand for credit during the quarter, which resulted in solid revenue for Banco Azteca,” commented Carlos Septien Michel, Chief Executive Officer of Banco Azteca. “Important promotional and advertising efforts during the period, place us in an improved market position, which results in a dynamic operating outlook.”

* Gross Credit Portfolio of Banco Azteca Mexico and Banco Azteca Panama. .

Financial Highlights:

Millions of pesos of constant purchasing power as of June 30, 2006.

	Change				Change
	2Q05	2Q06	$	%	6M05	6M06	$	%

Consolidated Revenue	7,889	8,576	687	9%	15,304	16,602	1,298	8%
Gross Profit	3,550	4,057	507	14%	6,929	7,904	975	14%
EBITDA	1,196	1,216	20	2%	2,256	2,403	147	7%
Net Income	363	798	436	120%	898	1,784	885	99%
EPS (Pesos per Share) (1)	1.48	3.39	1.90	129%	3.67	7.56	3.90	106%
(1)Calculation based on 244,876,000 Elektra* weighted average at June 30, 2005 and 235,817,000 Elektra* weighted average outstanding at June 30, 2006.

Financial Division

Banco Azteca

     Banco Azteca reported net income of Ps.108 million in 2Q06, compared with Ps.126 million registered in 2Q05. The reduction primarily results from a 42% increase in the financial cost together with an increase in operating expenses.

     As of June 30, 2006, the estimated capitalization index of Banco Azteca was 11.3%, without changes compared with the number reported at the end of the same period in the prior year. Banco Azteca’s capitalization index favorably compares with the 8% minimum required by Mexican authorities.

Gross Credit Portfolio

     The gross credit portfolio of Banco Azteca Mexico and Banco Azteca Panama was Ps.17,321 million, 29% higher than the Ps.13,436 million reported at the end of 2Q05. The average term of the credit portfolio at the end of 2Q06 was 50 weeks, same as in the prior year. At the end of 2Q06, we had a total of 7.7 million active accounts, a 79% increase compared with 4.3 million at the end of the same period a year ago.

Saving Accounts and Term Deposits

     Net deposits were Ps.33,957 million at the end of 2Q06, 46% up from the Ps.23,184 million of the previous year. The total number of active accounts was 6.3 million, compared with 4.2 million a year ago.

Afore Azteca

     As of June 30, 2006, Siefore Azteca reported Ps.13,185 million in customers’ assets under management, 223% higher than the Ps.4,197 million reported the previous year.

Seguros Azteca

     Seguros Azteca’s reported a 43% increase in the number of policies issued, to 1.2 million, from 852,000 in 2Q05.

Commercial Division

Revenue of the commercial division in the quarter was Ps.4,891 million, compared with the Ps.4,901 million in 2Q05. Despite lower revenue, gross margin grew 420 basis points to 35% in 2Q06, and gross profit increased 13% to Ps.1,701 million.

     Total Debt and Net Debt

     As of June 30, 2006, the commercial division’s total debt with cost was Ps.5,317 million, compared with Ps.3,732 million reported a year ago, primarily resulting from the issuance this quarter of Ps.1,250 million of long term Securities Certificates (CEBURES). Short term liabilities were paid with the resources obtained from the CEBURES.

     Despite this increase, the net debt of the commercial division registered a negative balance of Ps.3,501 million, compared with a negative balance of Ps.595 million as of June 30, 2005.

Consolidated Financial Results

     Consolidated Revenue

     Total consolidated revenue was Ps.8,576 million in 2Q06, 9% higher than the Ps.7,889 million reported in the same period a year ago.

     Operating Expense

     During the quarter, operating expenses were Ps.3,183 million, an increase of 18% compared with Ps.2,688 million in the same period a year ago. The increase was primarily due to a 47% rise in the headcount of employees at the financial division. At the close of 2Q06, Grupo Elektra had 38,979 employees in its two main business divisions, compared with 31,843 employees at 2Q05, a 22% increase. A portion of the increase relates to strategies oriented to strengthen the positioning of the company’s financial services, in Central and South American countries in which Grupo Elektra currently operates, and to expand the business model to new markets in Latin America.

     EBITDA

     Consolidated EBITDA reached Ps.1,216 million, an increase of 2% compared with Ps.1,196 million in 2Q05, despite of the 18% increase in consolidated expenses. The EBITDA margin decreased 100 basis points to 14.2% from 15.2% a year ago.

EBITDA & Operating Profit

Millions of Pesos of constant purchasing power as of June 30, 2006.

	Change				Change
	2Q05	2Q06	$	%	6M05	6M06	$	%

EBITDA	1,196	1,216	20	2%	2,256	2,403	147	7%
Operating Profit	863	874	12	1%	1,606	1,726	120	7%

     Operating Profit

     During the second quarter, operating income increased 1%, as a result of the combination of a 9% rise in total revenue, as well as the increase of 4% in total costs and 18% in total expenses.

     Comprehensive Cost of Financing (CIF)

     The Comprehensive Cost of Financing reported a financial gain of Ps.54 million in the quarter, compared with a Ps.629 million financial loss a year ago.

     The financial gain in this quarter was primarily influenced by the increase in interest income to Ps.418 million, as a result of a higher yield in the company’s balance of cash and investments. In addition, there was a foreign exchange gain of Ps.78 million in the quarter, compared with a Ps.141 million loss a year ago. The gain this quarter resulted from a peso depreciation against the US dollar, together with a net asset position in US dollars.

     Net Income

     The increase in total revenue, together with a positive result in the Comprehensive Cost of Financing were fundamental in generating net income of Ps.798 million in the quarter, 120% higher than the net income of Ps.363 million in the same quarter a year ago.

     Capex

     As of June 30, 2006, capital expenditures were Ps.424 million, mainly resulting from Banco Azteca’s branch expansion.

     Cash and Cash Equivalents

     As of June 30, 2006, total cash and cash equivalents were Ps.29,909 million, 62% higher than the Ps.18,515 million at the end of 2Q05. The increase resulted from a 49% growth to Ps.21,092 million in the cash balance of the financial division—in line with the rise in customer deposits—as well as a 104% increase in the cash balance of the commercial division, to Ps.8,818 million.

     Consolidated Gross Loan Portfolio

     Total consolidated gross loan portfolio of Banco Azteca Mexico, Banco Azteca Panama, and Elektrafin Latin America as of June 30, 2006, was Ps.18,367 million, 30% higher than Ps.14,088 million as of June 30, 2005.

     Consolidated Equity

     Consolidated equity as of June 30, 2006, was Ps.11,612 million, 42% higher than the Ps.8,169 million of the previous year.

Company Profile:

     Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras, Peru and Panama. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through approximately 1,460 Banco Azteca branches located within its stores, as a stand-alone, and in other channels in Mexico and Panama. Banking and financial services include loans, electronic money transfer services, extended warranties, demand deposits, pension-fund management, insurance, and credit information services.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

     As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

• Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
• We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
• EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
• We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.
• We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

     EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Contacts:

Dinorah Macias	Bruno Rangel
Investor Relations	Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720-0831
dmacias@elektra.com.mx	jrangelk@tvazteca.com.mx

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2006 PURCHASING POWER

	2Q05		2Q06		Change

QUARTERLY CONSOLIDATED INCOME STATEMENTS

Commercial Revenues	62%	4,901	57%	4,891	(10)	0%
Financial Revenues	38%	2,988	43%	3,685	697	23%

Total Revenues	100%	7,889	100%	8,576	687	9%

Commercial Cost	43%	3,399	37%	3,190	(210)	-6%
Financial Cost	12%	939	16%	1,330	390	42%

Total Cost	55%	4,339	53%	4,519	181	4%

Gross Profit	45%	3,550	47%	4,057	507	14%

Selling, General & Administrative Expenses	30%	2,353	33%	2,842	488	21%
Depreciation and Amortization	4%	334	4%	341	7	2%

Total Operating Expenses	34%	2,668	37%	3,183	495	18%

Operating Income	11%	863	10%	874	12	1%

EBITDA *	15%	1,196	14%	1,216	20	2%

Comprehensive Cost of Financing:
Interest income	0%	30	5%	448	418	n.m.
Interest expense	-2%	(187)	-3%	(244)	(58)	31%
Gain (loss) in Foreign exchange	-2%	(141)	1%	78	219	n.a.
Monetary gain	0%	10	0%	6	(4)	-38%
Gain (loss) in Equity Swaps	-4%	(341)	-3%	(234)	107	-31%

	-8%	(629)	1%	54	682	n.a.

Income before taxes	3%	234	11%	928	694	n.m.

Provision for taxes	-2%	(156)	-3%	(257)	(100)	64%

Equity in income of CASA (TV Azteca)	4%	285	1%	127	(158)	-55%

Income of majority stockholders	5%	363	9%	798	436	120%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2006 PURCHASING POWER

	2Q05		2Q06		Change

ACCUMULATED CONSOLIDATED INCOME STATEMENTS

Commercial Revenues	63%	9,612	57%	9,470	(141)	-1%
Financial Revenues	37%	5,692	43%	7,132	1,440	25%

Total Revenues	100%	15,304	100%	16,602	1,298	8%

Commercial Cost	44%	6,686	37%	6,221	(465)	-7%
Financial Cost	11%	1,688	15%	2,477	788	47%

Total Cost	55%	8,375	52%	8,698	323	4%

Gross Profit	45%	6,929	48%	7,904	975	14%

Selling, General & Administrative Expenses	31%	4,673	33%	5,497	824	18%
Depreciation and Amortization	4%	651	4%	681	31	5%

Total Operating Expenses	35%	5,323	37%	6,178	855	16%

Operating Income	10%	1,606	10%	1,726	120	7%

EBITDA *	15%	2,256	14%	2,403	147	7%

Comprehensive Cost of Financing:
Interest income	0%	58	3%	484	426	n.m.
Interest expense	-2%	(351)	-2%	(396)	(45)	13%
Gain (loss) in Foreign exchange	-1%	(133)	1%	174	307	n.a.
Monetary gain	0%	29	0%	51	22	78%
Gain (loss) in Equity Swaps	-2%	(341)	1%	231	572	n.a.

	-5%	(738)	3%	544	1,283	n.a.

Income before taxes	6%	867	14%	2,270	1,403	n.m.

Provision for taxes	-2%	(266)	-4%	(646)	(379)	n.m.

Equity in income of CASA (TV Azteca)	2%	297	1%	159	(138)	-46%

Income of majority stockholders	6%	898	11%	1,784	885	99%

Last Twelve Months EBITDA		4,633		5,358	725	16%

Last Twelve Months Net Income		1,971		3,882	1,911	97%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2006 PURCHASING POWER

	2Q05			2Q06			Change

CONSOLIDATED BALANCE SHEET

	Commercial	Financial	Grupo	Commercial	Financial	Grupo
	Division	Division	Elektra	Division	Division	Elektra

Cash	449	1,508	1,957	548	5,063	5,611	3,654	n.m.

Marketable Securities and investments	3,878	12,680	16,558	8,270	16,029	24,298	7,740	47%

Commercial Loans		3,380	3,380		3,119	3,119	(261)	-8%
Consumer Loans	652	9,441	10,094	1,046	13,074	14,121	4,027	40%
Mortgage Loans		99	99		342	342	243	n.m.

Performing Loan Portfolio	652	12,919	13,572	1,046	16,535	17,581	4,009	30%
Past due Commercial Loans		8	8		8	8	(0)	-2%
Past due Consumer Loans		508	508		778	778	270	53%

Total Past-due Loans	-	516	516	-	786	786	270	52%

Gross Loan Portfolio	652	13,436	14,088	1,046	17,321	18,367	4,279	30%

Allowance for bad Loans	81	887	968	229	1,367	1,596	628	65%

Total Net Loan Portfolio	571	12,549	13,120	817	15,954	16,771	3,651	28%

Other Current Assets	1,694	998	2,692	1,291	2,483	3,774	1,082	40%

Inventory	3,274		3,274	3,417		3,417	143	4%

Current assets	9,865	27,736	37,601	14,343	39,529	53,872	16,271	43%

Investment in Shares	1,238	11	1,250	1,259	13	1,272	22	2%
Goodwill	791		791	791	-	791	0	0%
Fixed Assets	4,470	996	5,467	4,338	1,031	5,369	(98)	-2%
Other Assets	58	6	64	90	5	95	31	48%

TOTAL ASSETS	16,423	28,750	45,173	20,820	40,578	61,398	16,225	36%

Demand Deposits		23,184	23,184		33,957	33,957	10,773	46%

Short-Term Bank Debt	1,048		1,048	1,002	(204)	798	(249)	-24%
Capitalized Lease Obligations	1		1	-		-	(1)	n.a

Short-Term Liabilities with Financial Cost	1,049	-	1,049	1,002	(204)	798	(251)	-24%

Suppliers and Other Short-Term Liabilities	5,039	1,272	6,311	5,805	1,416	7,220	909	14%

Short-Term Liabilities without Financial Cost	5,039	1,272	6,311	5,805	1,416	7,220	909	14%

Total Short-Term Liabilities	6,088	24,456	30,544	6,807	35,169	41,976	11,432	37%

Long-Term Bank Debt	2,683		2,683	4,315		4,315	1,632	61%

Long-term Liabilities with Financial Cost	2,683	-	2,683	4,315	-	4,315	1,632	61%

Long-term Liabilities Without Financial Cost	1,756	2,021	3,777	1,631	1,864	3,495	(282)	-7%

Total Long-Term Liabilities	4,439	2,021	6,460	5,946	1,864	7,810	1,350	21%

TOTAL LIABILITIES	10,527	26,476	37,004	12,753	37,033	49,786	12,782	35%

Stockholders' Equity	5,896	2,274	8,169	8,067	3,545	11,612	3,443	42%

LIABILITIES + EQUITY	16,423	28,750	45,173	20,820	40,578	61,398	16,225	36%

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES MILLIONS OF MEXICAN PESOS OF JUNE 30, 2006 PURCHASING POWER

	2Q05		2Q06		Change

INFRASTRUCTURE

Grupo Elektra

Number of Stores
Elektra Mexico	72%	746	73%	741	(5)	-1%
Elektra Latin America	8%	79	9%	88	9	11%
Bodega de Remates	8%	81	8%	82	1	1%
Salinas y Rocha	7%	76	6%	63	(13)	-17%
Elektricity	6%	59	4%	38	(21)	-36%

TOTAL	100%	1,041	100%	1,012	(29)	-3%

Floor Space (m²)
Elektra Mexico	75%	580,120	76%	580,607	488	0%
Elektra Latin America	8%	64,758	10%	74,394	9,636	15%
Bodega de Remates	6%	42,597	6%	43,597	1,000	2%
Salinas y Rocha	9%	72,822	7%	56,621	(16,201)	-22%
Elektricity	2%	13,134	1%	8,284	(4,850)	-37%

TOTAL	100%	773,430	100%	763,503	(9,928)	-1%

Banco Azteca

Branches
Branches in Grupo Elektra Stores	67%	962	60%	924	(38)	-4%
Freestanding Branches	6%	91	14%	211	120	132%
Branches in Other non Grupo Elektra Stores	27%	387	25%	381	(6)	-2%
Panama	0%	6	2%	31	25	417%

TOTAL	100%	1,446	100%	1,547	101	7%

Employees
Commercial Employees	49%	15,695	39%	15,297	(398)	-3%
Financial Employees	51%	16,148	61%	23,682	7,534	47%

TOTAL	100%	31,843	100%	38,979	7,136	22%

OPERATIONAL AND FINANCIAL RATIOS

ELEKTRA* SHARE MARKET RATIOS
Weighted Average of Shares Outstanding (000)	244,876	235,817	(9,059)	-4%
LTM Earnings per Share (1)	8.05	16.46	8.41	104%
Earnings per Share (6 months)	3.67	7.56	3.90	106%

(1)	Last Twelve Months Net Income

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2006

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.